Filed by Hertz Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Dollar Thrifty Automotive Group, Inc.

Registration Statement No:  333-167085

FOR RELEASE 9/24/2010

CONTACT:	Leslie Hunziker	Richard Broome
	Investor Relations	Media Relations
	(201) 307-2337	(201) 307-2486
	lhunziker@hertz.com	rbroome@hertz.com

HERTZ AFFIRMS AGREEMENT PRICE IS “BEST AND FINAL”

Hertz/Dollar Thrifty Agreement Only Scenario for Optimal Outcome and Deal Closure by Year End

PARK RIDGE, NJ, September 24, 2010 — Hertz Global Holdings, Inc.  (NYSE: HTZ) (“Hertz”) today affirmed that its merger agreement to acquire Dollar Thrifty at a purchase price equivalent to $50.25 (at the Sept 23 closing share price for Hertz of $10.45) is Hertz’s best and final offer.  Hertz also expressed confidence that Dollar Thrifty shareholders would approve the merger transaction at their scheduled September 30, 2010 meeting, thereby clearing the way for a closing later this year.

Mark P. Frissora, Hertz’s Chairman and Chief Executive Officer, said, “Our agreement with Dollar Thrifty provides its shareholders with a substantial premium, deal certainty and a clear path to deal closure by year end. We have made our best and final offer, and we believe that it is in the best interest of Dollar Thrifty shareholders to vote in favor of the transaction on September 30.  We have antitrust clearance in Canada, unlike Avis, and our progress with the U.S. government makes us highly confident that we can close the transaction in a timely manner within the framework of our merger agreement.  As previously disclosed, we have commenced the divestiture of Advantage Rent-a-Car, and we have identified several potential buyers.”

Mr. Frissora added, “We expect to close the transaction before the end of the year.  A vote against the deal would be a lost opportunity for the Dollar Thrifty shareholders.  Avis’s proposal raises serious antitrust risks that our agreement does not, which is why Avis has repeatedly refused to match our agreement to pay a substantial termination fee if the transaction fails for antitrust reasons.  Failure to approve the Hertz agreement could leave Dollar Thrifty without any transaction, a sub-optimal outcome for its shareholders,” Frissora concluded.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz and Dollar Thrifty may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Hertz filed with the SEC a registration statement on Form S-4 (SEC file number 333-167085) that includes a preliminary prospectus of Hertz and a preliminary proxy statement of Dollar Thrifty.  The registration statement was declared effective by the SEC on August 16, 2010, and the proxy statement/prospectus has been mailed to Dollar Thrifty stockholders on or about August 17, 2010.  A supplement to the proxy statement/prospectus was mailed to Dollar Thrifty stockholders on or about September 15, 2010.  Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, important information about Hertz, Dollar Thrifty and the proposed merger. Investors and security holders may obtain these documents (and any other documents filed by Hertz or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Hertz may be obtained free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119. Investors and security holders are urged to read the proxy statement/prospectus, the supplement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger. Information about the executive officers and directors of Hertz and their ownership of Hertz common stock is set forth in the proxy statement for Hertz’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010. Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock is set forth in Dollar Thrifty’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2010. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz, Dollar Thrifty and their respective executive officers and directors in the proposed merger by reading the proxy statement/prospectus and supplement.

ABOUT THE COMPANY

Hertz is the largest worldwide airport general use car rental brand operating from more than 8,300 locations in 146 countries worldwide. Hertz is the number one airport car rental brand in the U.S. and at 81 major airports in Europe, operating both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Asia, Australia and New Zealand. In addition, the Company has licensee locations in cities and airports in Africa and the Middle East. Product and service initiatives such as Hertz #1 Club Gold®, NeverLost® customized, onboard navigation systems, SIRIUS XM Satellite Radio, and unique cars and SUVs offered through the Company’s Prestige, Fun and Green Collections, set Hertz apart from the competition. The Company also operates the Advantage car rental brand at 26 airports in the U.S., global car sharing club, Connect by Hertz, in New York City, Berlin, London, Madrid and Paris. Hertz also operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of equipment, including tools and supplies, and new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers from approximately 325 branches in the United States, Canada, China, France, Spain and Italy.

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